Exhibit 23.3

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of CorEnergy Infrastructure Trust, Inc. for the registration of 1,000,000 shares of common stock under the Dividend Reinvestment Plan with a maximum aggregate offering price of $35,670,000 and to the incorporation by reference therein of our reports dated February 28, 2018, with respect to the consolidated financial statements and schedule of CorEnergy Infrastructure Trust, Inc., and the effectiveness of internal control over financial reporting of CorEnergy Infrastructure Trust, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

October 30, 2018
Kansas City, MO